Golar LNG
Incorporated in Bermuda


                                                  January 18, 2007


VIA EDGAR

Cecilia D. Blye, Esq.
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

       Re:     Golar LNG Limited
               Form 20-F for the Fiscal Year Ended December 31, 2005 File No. 0-50113

Dear Ms. Blye:

     I am writing on behalf of Golar LNG Limited (the "Company"), in response to your letter dated December 4, 2006, in which the Staff of the Securities and Exchange Commission (the "Staff") requested supplemental information relating to the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2005 (the "Annual Report"). The Company's responses, together with the Staff's comments, are set forth below.

1. We note that your 20-F states that in 2006 you acquired 19.83% interest in Liquefied Natural Gas Limited, making you the largest shareholder. LNGL states in its Annual Report for the Year ended June 30, 2006, that it is continuing to progress towards the development of an onshore LNG plant on Qeshm Island, Iran. LNGL stated in a July 31, 2006, news release that the Civil Pension Fund Investment Company of Iran has signed an agreement to acquire a 35% share in a wholly-owned LNGL subsidiary. We also note an April 2006 news report that you will jointly pursue opportunities in Iran with LNGL.

     In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements.

     As the Annual Report sets forth, the Company is a liquefied natural gas ("LNG") Company which owns and operates a fleet of twelve LNG carriers (or vessels) and which is engaged in the acquisition, ownership, operation and chartering of LNG carriers through its subsidiaries. Six of the Company's LNG carriers are currently employed under long-term charter contracts, three LNG carriers are currently employed on short charters and three vessels are employed on medium term five-year market related charters with Shell. The Company is incorporated under the laws of the Islands of Bermuda and it maintains its principal executive headquarters in Hamilton, Bermuda. The Company's principal administrative offices are located in London, United Kingdom. All of the Company's subsidiaries are non-United States companies and all of its vessels are registered in non-United States jurisdictions. In addition, no United States persons are involved in the chartering of the Company's vessels. Accordingly, the Company is not covered by the regulations of the Office of Foreign Asset Control ("OFAC") relating to any dealings with Iran.

     Iran currently does not have LNG facilities, and neither the Company nor any of its subsidiaries transport LNG to or from Iran. The Company does not have any charters with Iranian companies and does not generate any revenues from business with Iranian companies.

     In April 2006 the Company invested $5.1 million to purchase 13.95 million shares in Liquefied Natural Gas Limited ("LNGL") an Australian public company listed on the Australian Securities Exchange ("ASX"). Furthermore, in June 2006 the Company acquired another 9.05 million shares of LNGL for a consideration of $2.5 million following approval by LNGL's shareholders. After both purchases, the Company currently holds a 19.83% interest in LNGL.

     LNG International Qeshm Gas Ltd. ("LNGIQ"), a subsidiary of LNGL, was formed to develop gasfields for gas supply to a proposed LNG plant in Qeshm, Iran. LNGIQ was formed in February, 2006 and registered in Qeshm, Iran. We understand that LNGIQ has signed a cooperation agreement with the National Iranian Oil Company. However, they have not signed contracts for the sale or purchase of gas and there remains a substantial question whether the project will ever materialize or generate any revenues from Iranian business.

     Neither LNGL nor LNGIQ are subsidiaries of the Company. None of the Company's executives are executives of either LNGL or LNGIQ. Furthermore, only one out of seven directors of LNGL, Mr. Gary Smith who serves as the Company's Chief Executive Officer, who is neither a U.S. citizen nor resident, has affiliations with the Company. The Company accounts for LNGL on an equity basis for accounting purposes.

2. Address the applicability of the Iran Sanctions Act of 1996 (formerly the Iran and Libya Sanctions Act of 1996), as modified by the Iran Freedom Support Act on September 30, 2006, to any contacts described in response to the foregoing comment.

     The Iran Sanctions Act of 1996 (formerly the Iran and Libya Sanctions Act of 1996), as modified by the Iran Freedom Support Act on September 30, 2006 (the "Act") imposes sanctions on persons (defined as (a) "natural persons",
     (b) "a corporation, business association, partnership, society, trust, any other nongovernmental entity, organization, or group, and any governmental entity operating as a business enterprise;" and (c) "any successor to any entity of a corporation, business association, partnership, society, trust, any other nongovernmental entity, organization, or group, and any governmental entity operating as a business enterprise" who make certain investments which directly or significantly contribute to the enhancement of the ability of Iran (and formerly Libya) to develop its petroleum resources. The Act requires the President to impose sanctions on persons that make investments, with actual knowledge, in excess of $40,000,000 (or a combination of investments in excess of $10,000,000 each, which in total exceeds $40,000,000 in a 12-month period) that "directly and significantly contributed to the enhancement of Iran's ability to develop petroleum resources of Iran."

     The Company advises the Staff that the Company does not invest or conduct any business with the government of Iran or Iranian companies for the development of petroleum resources. Further, as stated in its response to Question 1 above, the Company does not derive any revenues from contacts with Iran. As such, the Act does not apply to any of the Company's contacts described in response to the foregoing comment.

3. Discuss the materiality to you of any contacts with Iran and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. Address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

     We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Iran.

     The Company is currently listed both on the Nasdaq National Market ("Nasdaq") and the Oslo Stock Exchange. The Company has been active in the U.S. capital markets since December 2002 when it listed on the Nasdaq. The Company believes that U.S. investors understand that OFAC regulations permit many U.S. companies to do business with Iran through foreign subsidiaries. The Company is not a U.S person that has established a foreign subsidiary in order to facilitate business with Iran. The Company is a completely foreign entity. As mentioned above, although the Company does not have any direct business dealings with Iran, the Company owns a 19.83% stake in LNGL whose 100% wholly owned subsidiary, LNGIQ, is developing natural gasfields in Qeshm, Iran. The Company believes that U.S. investors would take into account the minority interest the Company holds in LNGL in assessing the nature of the Company's involvement with Iran. The Company also believes that an investment in a company such as LNGL which is developing LNG around the world is complementary to the Company's main business of operating LNG carriers. Further, LNGL is actively pursuing gasfield development and liquefied natural gas sale opportunities internationally, including in Tanzania, India, Australia and parts of Southeast Asia, in addition to Iran. As such, the project that LNGL is undertaking in Qeshm, Iran through its subsidiary, LNGIQ, would make up only a minor part of LNGL's liquefied natural gas business activity.

     As neither the Company nor any of its subsidiaries conduct any business with Iran, there is no materiality in quantitative terms with regard to revenues, assets or liabilities that the Company would have to report to its security holders.

     The Company notes the Staff's comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

     The Company does not believe that it should be characterized as doing business with Iran. As set forth under the response to Comment 1, the Company's vessels do not call in Iran. Its sole connection with Iran is its minority interest in LNGL. As the Company is a foreign company and not a U.S. person, does not have any U.S. subsidiaries and is not utilizing U.S. equipment and services, OFAC regulations do not apply to it.

     The Company monitors OFAC and international asset control regulations and believes that it is in compliance with all such regulations.

     Accordingly, the Company believes that qualitatively, the level of its contacts with Iran poses no material risk to its investors.

         *                       *                      *                      *

     The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact our US legal Counsel, Gary Wolfe, at (212) 574-1223 or the undersigned at +44 207 517 8600 with any questions or comments.

                                                  Very truly yours,



                                                  Gary Smith
                                                  CEO Golar Management (UK) Ltd
                                                  For and on behalf of Golar LNG
                                                  Limited


cc:   Max Webb, Esq.
      Assistant Director
      Division of Corporation Finance
      Securities and Exchange Commission

      Gary J. Wolfe, Esq.
      Seward & Kissel LLP



SK 03849 0004 739783